Exhibit 99.1

Daqo New Energy Announces 112,800 MT Polysilicon Supply Agreement with LONGi Green Energy

Shihezi, China -- August 7, 2019 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it signed a three-year 112,800 MT ultra-high-purity polysilicon supply agreement with LONGi Green Energy Technology Co., Ltd. (“LONGi”), the world's leading mono-crystalline solar products manufacturer with expected 36GW of mono-crystalline wafer capacity, 10GW of mono-crystalline cell capacity, and 16GW of mono-crystalline module capacity by the end of 2019.

Under the supply agreement, Daqo New Energy will supply LONGi with 36,000 MT (inclusive of 18,000 MT in 2020 covered under the Company’s existing supply agreement with LONGi), 38,400 MT and 38,400 MT of ultra-high-purity polysilicon in 2020, 2021, and 2022, respectively. As part of the supply agreement, LONGi will make an advance payment to Daqo New Energy.

Mr. Baoshen Zhong, Chairman of LONGi, commented, "Daqo New Energy is one of the most important ultra-high-purity polysilicon providers in the industry. We have been working closely with them for years and are pleased to extend this strategic partnership for the next three years. Daqo New Energy’s ability to consistently deliver polysilicon products which meet our stringent quality standards is critical in supporting us as we expand capacities of high-efficiency mono-crystalline solar products to meet growing demand from downstream customers.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “LONGi has been an excellent partner over the past several years. We are extremely excited to have the opportunity to further strengthen our strategic partnership with them. Developing high-efficiency solar products is critical to driving future growth for solar manufacturers. High-efficiency mono-crystalline solar products, which require ultra-high-purity mono-grade polysilicon as raw material, are increasingly popular amongst downstream customers and gaining market dominance. Our ability to produce ultra-high-purity polysilicon efficiently, leveraging our optimized cost-structure and growing production capacity, will allow us to benefit significantly from this growing trend.”

About LONGi Green Energy Technology Co., Ltd.

Founded in 2000 and listed on the Shanghai Stock Exchange, LONGi Green Energy Technology Co., Ltd. (SH 601012) is the world’s largest manufacturer of mono-crystalline solar products. LONGi’s product line spans mono-crystalline solar ingots and wafers to mono solar cells and mono solar modules, as well as solar power generation solution. For the year 2018, LONGi generated revenues of RMB 21.99 billion, with mono-crystalline solar wafer shipments of approximately 3.5 billion pieces, and mono-crystalline solar module shipments of 6.6GW, ranking as China’s top one solar module company by domestic module shipment. LONGi focuses on the development and production of high efficiency solar products, including PERC mono solar cells and PERC mono solar modules. Based on LONGi’s strategic expansion plan, LONGi plans to increase solar wafer capacity to 65GW by 2021, from 28GW in 2018.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 35,000 metric tons, and the Company is undergoing a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://ir.xjdqsolar.com

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In the US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.